UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

______________

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

UNICYCIVE THERAPEUTICS, INC.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

90466Y103

(CUSIP Number)

June 26, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 90466Y103

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) RA Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 3,470,689
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH:	8	SHARED DISPOSITIVE POWER 3,470,689

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,470,689
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.99%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA, PN

CUSIP No. 90466Y103

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Peter Kolchinsky
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 3,470,689
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH:	8	SHARED DISPOSITIVE POWER 3,470,689

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,470,689
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.99%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN, HC

CUSIP No. 90466Y103

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Rajeev Shah
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 3,470,689
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH:	8	SHARED DISPOSITIVE POWER 3,470,689

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,470,689
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.99%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN, HC

CUSIP No. 90466Y103

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) RA Capital Healthcare Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 3,470,689
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH:	8	SHARED DISPOSITIVE POWER 3,470,689

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,470,689
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.99%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

Item 1(a).	Name of Issuer:

Unicycive Therapeutics, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

4300 El Camino Real, Suite 210, Los Alto, CA 94022

Item 2(a).	Names of Persons Filing:

The names of the persons filing this report (collectively, the “Reporting Persons”) are:

RA Capital Management, L.P. (“RA Capital”)

Peter Kolchinsky

Rajeev Shah

RA Capital Healthcare Fund, L.P. (the “Fund”)

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of the Reporting Persons is:

c/o RA Capital Management, L.P., 200 Berkeley Street, 18th Floor, Boston MA 02116

Item 2(c).	Citizenship:

RA Capital and the Fund are Delaware limited partnerships. Dr. Kolchinsky and Mr. Shah are United States citizens.

Item 2(d).	Title of Class of Securities:

Common Stock, $0.001 par value per share (“Common Stock”)

Item 2(e).	CUSIP Number:

90466Y103

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

The Fund directly holds 6,923 shares of Series A-1 Convertible Preferred Stock (“A-1 Preferred Stock”), which shares of A-1 Preferred Stock will automatically convert into 3,470,689 shares of Common Stock and 11,014,000 shares of Series A-2 Convertible Preferred Stock (“A-2 Preferred Stock”) effective July 11, 2023. Such shares of Common Stock were considered to be beneficially owned by the Reporting Persons as of June 26, 2023, upon the approval by the Issuer’s stockholders of the Nasdaq 20% Issuance Proposal (as defined in the Issuer’s definitive proxy statement filed with the SEC on April 28, 2023), which approval triggered the automatic conversion of all A-1 Preferred Stock into (i) Common Stock and, with respect to certain holders of A-1 Preferred Stock, A-2 Preferred Stock, and (ii) a series of warrants to acquire Preferred Stock (as defined below), effective July 11, 2023. The A-2 Preferred Stock to be received by the Fund will be convertible into 11,014,000 shares of Common Stock, subject to a Beneficial Ownership Blocker (as defined below).

In addition, the Fund will automatically acquire, effective July 11, 2023, (1) 10,973,248 Tranche A Warrants, through which it will have the right to acquire 10,973,248 shares of Series A-3 Convertible Preferred Stock (“A-3 Preferred Stock”), which will be convertible into 10,973,248 shares of Common Stock, (2) 9,975,680 Tranche B Warrants, through which it will have the right to acquire 9,975,680 shares of Series A-4 Convertible Preferred Stock (“A-4 Preferred Stock”), which will be convertible into 9,975,680 shares of Common Stock, and (3) 15,961,089 Tranche C Warrants, through which it will have the right to acquire 15,961,089 shares of Series A-5 Convertible Preferred Stock (“A-5 Preferred Stock”), which will be convertible into 15,961,089 shares of Common Stock, all of which are subject to a Beneficial Ownership Blocker (as defined below).

The A-2, A-3, A-4, and A-5 Preferred Stock (collectively, the “Preferred Stock”) are subject to a beneficial ownership blocker (“Beneficial Ownership Blocker”), which precludes the conversion of the Preferred Stock to the extent that, following conversion, the Reporting Persons, together with their affiliates and other attribution parties, would own more than 9.99% of the Common Stock outstanding. The Reporting Persons are currently prohibited from converting the Preferred Stock to the extent that such conversion would result in beneficial ownership of more than 3,470,689 shares of Common Stock.

The information required by this item with respect to each Reporting Person is set forth in Rows 5 through 9 and 11 of the cover page to this Schedule 13G. The beneficial ownership percentages reported are based on 34,750,046 outstanding shares of Common Stock on a pro forma basis (giving effect to the automatic conversion of all outstanding shares of A-1 Preferred Stock to Common Stock on July 11, 2023), as reported by the Issuer directly to the Reporting Persons.

RA Capital Healthcare Fund GP, LLC is the general partner of the Fund. The general partner of RA Capital is RA Capital Management GP, LLC, of which Dr. Kolchinsky and Mr. Shah are the controlling persons. RA Capital serves as investment adviser for the Fund and may be deemed a beneficial owner, for purposes of Section 13(d) of the Act, of any securities of the Issuer held by the Fund. The Fund has delegated to RA Capital the sole power to vote and the sole power to dispose of all securities held in the Fund’s portfolio, including the shares of the Issuer’s Common Stock reported herein. Because the Fund has divested voting and investment power over the reported securities it holds and may not revoke that delegation on less than 61 days’ notice, the Fund disclaims beneficial ownership of the securities it holds for purposes of Section 13(d) of the Act. As managers of RA Capital, Dr. Kolchinsky and Mr. Shah may be deemed beneficial owners, for purposes of Section 13(d) of the Act, of any securities of the Issuer beneficially owned by RA Capital. RA Capital, Dr. Kolchinsky, and Mr. Shah disclaim beneficial ownership of the securities reported in this Schedule 13G other than for the purpose of determining their obligations under Section 13(d) of the Act, and the filing of this Schedule 13G shall not be deemed an admission that either RA Capital, Dr. Kolchinsky, or Mr. Shah is the beneficial owner of such securities for any other purpose.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Exhibit List

Exhibit 1: Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:	July 6, 2023

RA CAPITAL MANAGEMENT, L.P.

By:	/s/ Peter Kolchinsky
	Name:	Peter Kolchinsky
	Title:	Authorized Signatory

PETER KOLCHINSKY

/s/ Peter Kolchinsky

RAJEEV SHAH

/s/ Rajeev Shah

RA CAPITAL HEALTHCARE FUND, L.P.

By:	RA Capital Healthcare Fund GP, LLC
Its:	General Partner

By:	/s/ Peter Kolchinsky
	Name:	Peter Kolchinsky
	Title:	Manager

EXHIBIT 1

AGREEMENT

This Joint Filing Agreement, dated as of July 6, 2023, is by and among RA Capital Management, L.P., Peter Kolchinsky, Rajeev Shah, and RA Capital Healthcare Fund, L.P. (the foregoing are collectively referred to herein as the “Filers”).

Each of the Filers may be required to file with the United States Securities and Exchange Commission a statement on Schedule 13G and/or 13D with respect to Common Stock, $0.001 par value per share of Unicycive Therapeutics, Inc. beneficially owned by them from time to time.

Pursuant to and in accordance with Rule 13(d)(1)(k) promulgated under the Securities Exchange Act of 1934, as amended, the Filers hereby agree to file a single statement on Schedule 13G and/or 13D (and any amendments thereto) on behalf of each of such parties, and hereby further agree to file this Joint Filing Agreement as an exhibit to such statement, as required by such rule.

This Joint Filing Agreement may be terminated by any of the Filers upon one week’s prior written notice or such lesser period of notice as the Filers may mutually agree.

Executed and delivered as of the date first above written.

RA CAPITAL MANAGEMENT, L.P.

By:	/s/ Peter Kolchinsky
	Name:	Peter Kolchinsky
	Title:	Authorized Signatory

PETER KOLCHINSKY

/s/ Peter Kolchinsky

RAJEEV SHAH

/s/ Rajeev Shah

RA CAPITAL HEALTHCARE FUND, L.P.

By:	RA Capital Healthcare Fund GP, LLC
Its:	General Partner

By:	/s/ Peter Kolchinsky
	Name:	Peter Kolchinsky
	Title:	Manager